1000 Wilshire Boulevard, Suite 1500, Los Angeles, California 90017-2457
Telephone (213) 891-0700 / Fax (213) 896-0400

File Number: H4752-0001

Direct Dial Number: (213) 891-5020

Direct Facsimile Number: (213) 630-5664

E-Mail Address: mbonenfant@buchalter.com

August 21, 2007

Chris Harley

Staff Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          Heritage Commerce Corp
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 0-23877

Dear Ms. Harley

On behalf of our client, Heritage Commerce Corp, this letter is to confirm the telephone conversation of today between Chris Harley of the staff and Lawrence McGovern of the Company in which the staff has agreed to extend the time for responding to the comment letter for the above referenced filing to September 12, 2007.

Please contact the undersigned if you have any questions or need further information with regard to the foregoing.

Very truly yours,

BUCHALTER NEMER
A Professional Corporation

By	/s/ Mark A. Bonenfant
Mark A. Bonenfant

MAB:/jm

cc:           Lawrence McGovern